

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2023

Brandon LaVerne
Interim Chief Executive Officer
Ontrak, Inc.
2200 Paseo Verde Parkway, Suite 280
Henderson, NV 89052

> **Re: Ontrak, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 29, 2023**
> **File No. 333-273029**

Dear Brandon LaVerne:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Jeffrey Fessler, Esq.